UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-31904

Centerplate, Inc.
(Exact name of registrant as specified in its charter)

2187 Atlantic Street
Stamford, Connecticut 06902
(203) 975-5900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share
Income Deposit Securities, no par value
13.5% Subordinated Notes
Subsidiary Guarantees of 13.5% Subordinated Notes
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☐
          Approximate number of holders of record as of the certification or notice date:

Common Stock	1
Income Deposit Securities	None
13.5% Subordinated Notes	94
Subsidiary Guarantees of 13.5% Subordinated Notes	94
          Pursuant to the requirements of the Securities Exchange Act of 1934, Centerplate, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 9, 2009	By:	/s/ Kevin F. McNamara
		Name:	Kevin F. McNamara
		Title:	Executive Vice President and CFO